FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2003

HOLMES FINANCING (No 6) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	354,843	23,683,412
Replenishment	17,522	1,328,115
Repurchased	(6,092)	(466,460)
Redemptions	(8,826)	(708,857)
Losses	(26)	(80)
Capitalised Interest	0	2,307
Other Movements	0	0
Carried Forward	357,421	23,838,437

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	635,116	45,510,354
Repurchased	(176,858)	(12,447,590)
Redemptions	(215,697)	(15,638,612)
Losses	(331)	(748)
Capitalised Interest	0	15,819
Other Movements	0	0
Carried Forward	357,421	23,838,437

	Period CPR	Annualised CPR	
1 Month	4.93%	76.24%	**(including
			redemptions
3 Month	15.64%	80.29%	and
12 Month	65.25%	65.25%	repurchases)

** The annualised CPR's are expressed as a percentage of the
   outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	36.10	months
Weighted Average Loan size	£66,695.68	
Weighted Average LTV	75.84%	*** (see below)
Weighted Average Remaining Term	18.66	Years

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	9,265,192	38.87%
Fixed Rate	4,216,043	17.69%
Tracker Rate	10,357,202	43.45%
	23,838,437	100.00%

As at 10th November 2003 approximately 7% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	6,603,247	27.70%
Interest Only	2,758,107	11.57%
Repayment	14,477,083	60.73%
	23,838,437	100.00%

As at 10th November 2003 approximately 5% of the loans were Self Certified

Loan Purpose Analysis	£000's	%
Purchase	21,247,199	89.13%
Remortgage	2,591,238	10.87%
	23,838,437	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 August 2003	5.54%
01 March 2003	5.79%
01 November 2002	5.94%

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%
East Anglia	13,932	856,725	3.59%
East Midlands	18,954	1,076,465	4.52%
Greater London	60,356	5,227,866	21.93%
North	14,868	719,780	3.02%
North West	40,694	2,112,386	8.86%
Scotland	23,010	1,221,983	5.13%
South East	92,679	7,386,185	30.98%
South West	27,510	1,800,533	7.55%
Wales	17,847	884,130	3.71%
West Midlands	24,409	1,393,450	5.85%
Yorkshire and Humberside	22,251	1,103,833	4.63%
Unknown	911	55,101	0.23%
Total	357,421	23,838,437	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,462	302,442	1.27%
25.01 - 50.00	44,978	2,481,238	10.41%
50.01 - 75.00	105,708	7,556,576	31.70%
75.01 - 80.00	19,503	1,432,310	6.01%
80.01 - 85.00	25,162	1,917,656	8.04%
85.01 - 90.00	52,696	4,062,334	17.04%
90.01 - 95.00	101,912	6,085,881	25.53%
Total	357,421	23,838,437	100.00%

*** The balance is the current outstanding balance on the account
   including accrued interest. The LTV is that at origination and
   excludes any capitalised high loan to value fees, valuation fees
   or booking fees.

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%
Current	347,723	23,238,821	(3,651)	97.50%
1.00 - 1.99 months	5,934	367,426	2,842	1.54%
2.00 - 2.99 months	1,614	100,170	1,430	0.42%
3.00 - 3.99 months	855	51,046	1,055	0.21%
4.00 - 4.99 months	428	25,577	674	0.11%
5.00 - 5.99 months	246	14,663	485	0.06%
6.00 -11.99 months	487	29,025	1,346	0.12%
12 months and over	55	3,532	302	0.01%
Properties in Possession	79	3,410	284	0.01%
Total	357,421	23,833,670	4,767	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,060,014	9,623,398
Replenishment of Assets	0	1,328,115
Acquisition by Funding	0	0
Distribution of Principal Receipts	(695,294)	(480,023)
Allocation of Losses	(47)	(33)
Share of Capitalised Interest	1,370	937
Payment Re Capitalised Interest	(1,370)	1,370
Balance Carried Forward	13,364,673	10,473,764
Carried Forward Percentage	56.06355%	43.93645%
Minimum Seller Share	953,537	4.00%

<u>Holmes Financing No 6 plc</u>
<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 October 2003 to 10 November 2003</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Cash Accumulation Ledger</u>

	£000's
Brought Forward	896,669
Additional Amounts Accumulated	695,341
Payment of Notes	(896,646)
Carried Forward	695,364

Target Balance	695,317 payable on 15th January 2004

<u>Liquidity Facilities</u>

	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

<u>Excess Spread</u>

Quarter to 15/10/03	0.4766%
Quarter to 15/07/03	0.4620%
Quarter to 15/04/03	0.6113%
Quarter to 15/01/03	0.5960%

<u>Reserve Funds</u>

	First Reserve	Second Reserve
Balance as at 15/10/2003	£238,731,086.30	£56,890,739.99
Required Amount as at 15/10/2003	£350,000,000.00	£153,217,750.00
Percentage of Notes	1.78%	0.42%

<u>Properties in Possession</u>

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated

Stock

	Current Period	
	Number	£000's
Brought Forward	75	3,467
Repossessed in Period	26	1,574
Sold in Period	(22)	(1,347)
Carried Forward	79	3,694

	Cumulative	
	Number	£000's
Repossessed to date	418	21,574
Sold to date	(339)	(17,880)
Carried Forward	79	3,694

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,225	

MIG Claim Status

	Number	£000's
MIG Claims made	174	1,288
MIG Claims outstanding	3	15

Average time claim to payment	35

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7
03Q4	-	-	-	-	-	-	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 6 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated


Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
Holmes 7
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
03Q4
04Q4
05Q4
06Q4
07Q4
08Q4
09Q4
10Q4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 13 November, 2003   **By / s / Natalie Weedon**
                                                 (Authorised Signatory)